UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Adaptec, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00651F108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,159,884
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,159,884
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,159,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON STEEL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,159,884
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,159,884
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,159,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,159,884
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,159,884
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,159,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00651F108

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 2.                                Identity and Background.

Item 2 is hereby amended to add the following:

At the 2007 annual meeting of stockholders of the Issuer held on December 13, 2007, John Mutch, a director nominee of Steel Partners II, was elected to the Board of Directors of the Issuer.  As a result, Mr. Mutch terminated his obligations to act in concert with the other Reporting Persons with respect to the Issuer effective December 13, 2007.  Accordingly, Mr. Mutch is no longer a member of the Section 13(d) group and has ceased to be a Reporting Person.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 3.                                Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 18,159,884 Shares owned by Steel Partners II is approximately $67,620,894, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

Item 5.                                Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 121,072,883 Shares outstanding, which is the total number of Shares outstanding as of November 2, 2007 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2007.

As of the close of business on December 26, 2007, Steel Partners II beneficially owned 18,159,884 Shares, constituting approximately 14.9% of the Shares outstanding.  As the general partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 18,159,884 Shares owned by Steel Partners II, constituting approximately 14.9% of the Shares outstanding.  By virtue of his positions with Steel Partners II and Partners LLC, Mr. Lichtenstein may be deemed to beneficially own the 18,159,884 Shares owned by Steel Partners II, constituting approximately 14.9% of the Shares outstanding.

Currently, none of Messrs. Howard or Quicke owns any Shares.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Mr. Lichtenstein has the sole power to vote and dispose of 18,159,884 Shares.  By virtue of his positions with Steel Partners II and Partners LLC, Mr. Lichtenstein has the sole power to vote and dispose of the 18,159,884 Shares held by Steel Partners II and beneficially owned by Partners LLC.

CUSIP NO. 00651F108

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D by the Reporting Persons.  All of such transactions were effected in the open market.

CUSIP NO. 00651F108

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2007	STEEL PARTNERS II, L.P.

	By:	Steel Partners, L.L.C. General Partner

	By:	/s/ Lauren Isenman
Lauren Isenman As Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS, L.L.C.

By:	/s/ Lauren Isenman
Lauren Isenman As Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

/s/ Lauren Isenman
LAUREN ISENMAN As Attorney-In-Fact for Warren G. Lichtenstein

/s/ Jack L. Howard
JACK L. HOWARD

/s/ John J. Quicke
JOHN J. QUICKE

/s/ John Mutch
JOHN MUTCH

CUSIP NO. 00651F108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 4 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase

STEEL PARTNERS II, L.P.

15,021	3.3759	11/08/07
67,979	3.3795	11/09/07

STEEL PARTNERS, L.L.C.
None

WARREN G. LICHTENSTEIN
None

JACK L. HOWARD
None

JOHN J. QUICKE
None